FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of HSBC 5th Annual Asia Investor Forum: June 9, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of HSBC 5th Annual Asia Investor Forum held in London on June 9, 2017. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

HSBC 5th Annual Asia Investor Forum: June 9, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Artemis
2.	Group	Principal Global Investors
3.	Group	Cape Ann
4.	Group	HSBC Private Bank
5.	Group	Lion Trust Asset Management
6.	Group	NN Investment Partners
7.	Group	Pioneer
8.	Group	Jupiter Asset Management
9.	Group	Threadneedle Asset Management
10.	Group	HSBC Global Asset Management (UK) Ltd.
11.	Group	Manulife
12.	One-on-one	Capital Research Global Investors

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 13, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager